Exhibit 4.20

House Rental Supplement Agreement

Contract No:
Both parties to the contract
Lessor (Party A): Bogong He
Lessee (Party B): Lixin (Hangzhou) Asset Management Co., Ltd.

Party A, Party B hereinafter referred to as “Party”, collectively referred to as the “Parties”

According to the “Housing Rental Agreement” (hereinafter referred to as the “Original Agreement”) signed between A and B regarding the lease of the house located in Room 802, Unit 1, Building 5, Puyuewan, Binjiang District, Hangzhou (hereinafter referred to as the “House”) by Party B, the following terms of the Original Agreement have been agreed upon by both parties The following provisions of the original contract are agreed upon by consensus.

According to the third agreement of the Original Agreement: Party B needs to adjust the new office address for a temporary period of four month, the specific surrender time will be determined by mutual agreement, and the rent and utilities will be settled according to the actual situation.

This agreement is effective from the date of signature or seal of both parties, this agreement in two copies, one for each party.

Except for the above terms, the rest of the Original Agreement remains unchanged.

This supplementary agreement is supplementary to the original contract and has the same legal effect as the Original Agreement. If this supplementary agreement is inconsistent with the Original Agreement, this supplementary agreement shall prevail.

Lessor (Party A): Bogong He	Lessee (Party B): Lixin (Hangzhou) Asset Management Co., Ltd.
ID No.: 330106193508191113	ID No.:
Telephone: 13305712028	Telephone:
Agent: Xinghang Li	Agent:
Signature and seal:	Signature and seal:
Date: April 15, 2023	Date: April 15, 2023